Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

        On April 26, 2004, Charles G. Berg, President and Chief Executive Officer of Oxford Health Plans, Inc., distributed the e-mail set forth below to all of Oxford's employees.

Subject: Oxford to Merge with UnitedHealth

        Just moments ago, Oxford and UnitedHealth Group announced a merger agreement. This event marks a dynamic, positive new chapter in our company's 20-plus-year history, and it will present numerous benefits and opportunities for our employees and all of Oxford's constituents. The merger is subject to regulatory and shareholder approval and is expected to be completed in the fourth quarter of 2004.

        As excited as I am about the announcement, I know that this news brings with it many questions and some concerns—this is certainly understandable. But once you've had the opportunity to digest the strategic rationale for the transaction, I think you will share the management team's enthusiasm about the opportunities ahead.

        First and foremost, I want to assure you that I will remain the leader of Oxford. In addition, Oxford's senior management will be part of the new leadership team. And I'm sure you're wondering what will happen to the Oxford name... it will stay as well. In addition to the talented employees we have here, the key reasons that United was interested in a partnership with us are the success of our brand and products in the marketplace.

        While much of the transition details are still being determined, I am heading the transition team and we are committed to providing you with as much information as possible—as quickly as possible. I encourage you to review some initial Q&A on OxLink and join me for a Company-wide employee meeting tomorrow morning. You will be notified of the time and place of the meeting in a separate e-mail, and those outside of Trumbull will be able to access the meeting via teleconference. At that time we can talk more about the transaction and answer your questions.

Thanks,
Chuck

Link to more information: http://oxlink/oxlink_main/highlights/apr_uh.html

Cautionary Statement Regarding Forward-Looking Statements

        This communication contains certain forward-looking information about Oxford Health Plans, Inc. ("Oxford"), UnitedHealth Group Incorporated ("UnitedHealth Group") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Oxford and UnitedHealth Group, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Oxford and UnitedHealth Group; the parties' ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Oxford's operations into UnitedHealth Group's UnitedHealthcare unit; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation relating to health care and health benefit plans; the state of the economy; rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies; competitive pressure on the pricing of Oxford's products, including acceptance of premium rate increases by Oxford's commercial groups; higher than expected administrative costs in operating Oxford's business and the cost and impact on service of changing technologies; the ability of Oxford to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements; any changes in Oxford's estimates of its medical costs and expected cost trends; the impact of future developments in various litigation matters and the periodic examination, investigation and review of Oxford by various federal and state authorities; Oxford's ability to renew existing members and attract new members; Oxford's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs; and any future acts or threats of terrorism or war. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Oxford nor UnitedHealth Group undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Oxford's and UnitedHealth Group's various SEC reports, including, but not limited to, each party's Annual Report on Form 10-K for the year ended December 31, 2003.

Additional Information and Where to Find It

        This communication may be deemed to be solicitation material in respect of the proposed merger of Oxford and UnitedHealth Group. In connection with the proposed transaction Oxford and UnitedHealth Group intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement.STOCKHOLDERS OF OXFORD ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.The final proxy statement/prospectus will be mailed to stockholders of Oxford. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

Participants in Solicitation

        UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

        Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information concerning Oxford's participants is set forth in the proxy statement, dated March 31, 2003, for Oxford's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.